SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Nurix Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

67080M103

(CUSIP Number)

July 24, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒        Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 15

CUSIP # 67080M103	Page 2 of 16

1	NAME OF REPORTING PERSONS Foresite Capital Fund IV, L.P. (“FCF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,320,784 shares, except that Foresite Capital Management IV, LLC (“FCM IV”), the general partner of FCF IV, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,320,784 shares, except that FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,320,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.3%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 67080M103	Page 3 of 16

1	NAME OF REPORTING PERSONS Foresite Capital Management IV, LLC (“FCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,320,784 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,320,784 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,320,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.3%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 67080M103	Page 4 of 16

1	NAME OF REPORTING PERSONS Foresite Capital Fund V, L.P. (“FCF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

420,000 shares, except that Foresite Capital Management V, LLC (“FCM V”), the general partner of FCF V, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM V, may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
420,000 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	420,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 67080M103	Page 5 of 16

1	NAME OF REPORTING PERSONS Foresite Capital Management V, LLC (“FCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

420,000 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
420,000 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	420,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 67080M103	Page 6 of 16

1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Fund V, L.P. (“FCF Opp V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

420,000 shares, except that Foresite Capital Opportunity Management V, LLC (“FCM Opp V”), the general partner of FCF Opp V, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM Opp V, may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
420,000 shares, except that FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	420,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 67080M103	Page 7 of 16

1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Management V, LLC (“FCM Opp V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

420,000 shares, all of which are directly owned by FCF Opp V. FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
420,000 shares, all of which are directly owned by FCF Opp V. FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	420,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 67080M103	Page 8 of 16

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

3,160,784 shares, of which 2,320,784 shares are directly owned by Foresite Capital Fund IV, L.P. (“FCF IV”), 420,000 shares are directly owned by Foresite Capital Fund V, L.P. (“FCF V”), and 420,000 shares are directly owned by Foresite Capital Opportunity Fund V, L.P. (“FCF Opp V”). Tananbaum is the managing member of each of Foresite Capital Management IV, LLC (“FCM IV”), which is the general partner of FCF IV, Foresite Capital Management V, LLC (“FCM V”), which is the general partner of FCF V, and Foresite Capital Opportunity Management V, LLC (“FCM Opp V”), which is the general partner of FCF Opp V. Tananbaum may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
3,160,784 shares, of which 2,320,784 shares are directly owned by FCF IV, 420,000 shares are directly owned by FCF V, and 420,000 shares are directly owned by FCF Opp V. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV, FCM V, which is the general partner of FCF V, and FCM Opp V, which is the general partner of FCF Opp V. Tananbaum may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,160,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 67080M103	Page 9 of 16

ITEM 1(A).	NAME OF ISSUER

Nurix Therapeutics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 1700 Owens Street, Suite 205 San Francisco, CA 94158

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund IV, L.P., a Delaware limited partnership (“FCF IV”), Foresite Capital Management IV, LLC, a Delaware limited liability company (“FCM IV”), Foresite Capital Fund V, L.P., a Delaware limited partnership (“FCF V”), Foresite Capital Management V, LLC, a Delaware limited liability company (“FCM V”), Foresite Capital Opportunity Fund V, L.P., a Delaware limited partnership (“FCF Opp V”), Foresite Capital Opportunity Management V, LLC, a Delaware limited liability company (“FCM Opp V”), and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management

600 Montgomery Street, Suite 4500
San Francisco, CA 94111

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.001

ITEM 2(D)	CUSIP NUMBER 67080M103

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP # 67080M103	Page 10 of 16

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of July 24, 2020:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of FCF IV, FCF V and FCF Opp V and the limited liability company agreements of FCM IV, FCM V and FCM Opp V, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

CUSIP # 67080M103	Page 11 of 16

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 67080M103	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2020

FORESITE CAPITAL FUND IV, L.P.

By:	FORESITE CAPITAL MANAGEMENT IV, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT IV, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL FUND V, L.P.

By:	FORESITE CAPITAL MANAGEMENT V, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

CUSIP # 67080M103	Page 13 of 16

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

JAMES TANANBAUM

By:	/s/ James Tananbaum
Name:	James Tananbaum

CUSIP # 67080M103	Page 14 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

CUSIP # 67080M103	Page 15 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: August 3, 2020

FORESITE CAPITAL FUND IV, L.P.

By:	FORESITE CAPITAL MANAGEMENT IV, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT IV, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL FUND V, L.P.

By:	FORESITE CAPITAL MANAGEMENT V, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

CUSIP # 67080M103	Page 16 of 16

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

JAMES TANANBAUM

By:	/s/ James Tananbaum
Name:	James Tananbaum